UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2013

Commission File Number:  001-33869

STAR BULK CARRIERS CORP.
(Translation of registrant's name into English)

Star Bulk Carriers Corp. c/o Star Bulk Management Inc. 40 Agiou Konstantinou Street, 15124 Maroussi, Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 1 is a copy of the press release of Star Bulk Carriers Corp. dated May 2, 2013: Star Bulk Carriers Corp. Announces Proposed $75.0 million Backstopped Equity Rights Offering.

Exhibit 1

Star Bulk Carriers Corp.
Announces Proposed $75.0 million Backstopped Equity Rights Offering

ATHENS, GREECE, May 2, 2013 - Star Bulk Carriers Corp. (the “Company” or “Star Bulk”) (Nasdaq: SBLK), today announced that its Board of Directors (the “Board”) has approved a backstopped equity rights offering, which will allow the Company to raise equity capital through the sale of its common shares.  The proceeds are expected to be primarily used for orders for fuel-efficient dry bulk vessels with some of the proceeds being reserved for working capital and general corporate purposes.

The Company plans to raise gross proceeds of $75.0 million through a backstopped equity offering of 14,018,692 common shares (the “Offered Shares”) only to holders of record of its common shares (the “Record Date Holders”) as of the close of business on May 15, 2013 (the “Record Date”). In connection with this offering, the Company will distribute, at no charge, to the Record Date Holders one non-transferable subscription right to purchase the Offered Shares for each common share owned on the Record Date.

For each subscription right, a Record Date Holder will be entitled to purchase 2.5957 common shares at a subscription price of $5.35 per share, which we refer to as the subscription privilege. The per share subscription price was determined by our Board.

The offering is backstopped by investment funds managed by Oaktree Capital Management L.P. or its affiliates (“Oaktree”), a Los Angeles based investment firm with approximately $77.1 billion of assets under management as of December 31, 2012, investment funds managed by Monarch Alternative Capital LP (“Monarch”), a New York based investment firm with approximately $5.5 billion of assets under management, BlueShore Global Equity Fund, L.P., Far View Partners L.P. and other third party investors and existing shareholders, including certain of our directors including Ms. Milena Pappas, and our executive officers, including our Chief Executive Officer, Chief Financial Officer and Chief Operating Officer (collectively, the “Backstop Investors”).  Subject to certain conditions, Oaktree and Monarch will each have the right to nominate, subject to the approval of the Company’s nominating committee, one director for our Board.

In consideration for providing its backstop commitment, the Company has agreed to issue to each Backstop Investor that is not an affiliate of the Company immediately prior to the completion of the rights offering a number of additional common shares equal to 3% of its backstop commitment.  In addition, the Company has guaranteed certain Backstop Investors minimum participation amounts which, depending on the participation level of the Record Date Holders, could cause the amount of shares to be issued and the gross proceeds raised to exceed $75.0 million.

Evercore Partners is acting as financial advisor to the Company, and Seward & Kissel LLP is acting as the Company’s legal advisor.  Paul, Weiss, Rifkind, Wharton & Garrison LLP is acting as Oaktree’s legal advisor, and Willkie Farr & Gallagher LLP is acting as Monarch’s legal advisor.

The Company has filed a registration statement with the U.S. Securities and Exchange Commission (the “SEC”) with respect to this rights offering.  Subject to review of the registration statement by the SEC, the Company intends to commence the rights offering during the second quarter of 2013. The subscription rights will expire worthless twenty (20) business days after the commencement of the rights offering, unless the Company extends the rights offering period or the rights offering is terminated.

A copy of the prospectus, the registration statement and additional materials related to the rights offering are expected to be mailed following the effectiveness of the registration statement to holders of the Company’s common shares as of the Record Date.  Before you invest, you should read the prospectus and the registration statement, including all of the documents incorporated by reference therein and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may obtain these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Company will arrange to send you the registration statement, including the prospectus if you request it by calling the information agent for the offering, Advantage Proxy Inc., toll-free at 877-870-8565 or if you are a bank of broker, 206-870-8565.  This press release shall not constitute an offer to sell or the solicitation of an offer to buy common shares nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

About Star Bulk

Star Bulk is a global shipping company providing worldwide seaborne transportation solutions in the dry bulk sector. Star Bulk’s vessels transport major bulks, which include iron ore, coal and grain and minor bulks, which include bauxite, fertilizers and steel products. Star Bulk was incorporated in the Marshall Islands on December 13, 2006 and maintains executive offices in Athens, Greece. Its common shares trade on the Nasdaq Global Select Market under the symbol “SBLK”. Currently, Star Bulk’s fleet consists of 13 dry bulk carriers, consisting of five Capesize vessels and eight Supramax vessels and a combined cargo carrying capacity of 1,290,602 deadweight tons and an average age of approximately 10.3 years.

Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “anticipate,” “intends,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect,” “pending” and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, examination by the Company’s management of historical operating trends, data contained in its records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the Company’s control, the Company cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in the Company’s view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for dry bulk shipping capacity, changes in the Company’s operating expenses, including bunker prices, drydocking and insurance costs, the market for the Company’s vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties. The information set forth herein speaks only as of the date hereof, and the Company disclaims any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this communication.

Contacts:

Company:

Simos Spyrou

CFO

Star Bulk Carriers Corp.

c/o Star Bulk Management Inc.

40 Ag. Konstantinou Av.

Maroussi 15124

Athens, Greece

www.starbulk.com

Investor Relations / Financial Media:
Nicolas Bornozis
President
Capital Link, Inc.
230 Park Avenue, Suite 1536
New York, NY 10169
Tel. (212) 661-7566
E-mail: starbulk@capitallink.com

www.capitallink.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STAR BULK CARRIERS CORP.
(Registrant)

Date: May 2, 2013	By:	/s/ SPYROS CAPRALOS
	Name:	Spyros Capralos
	Title:	Chief Executive Officer and President